TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

COMPLETION OF $402,750 PRIVATE PLACEMENT OF 2,715,000 UNITS

For Immediate Release: August 31, 2007, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces pursuant to its news release dated July 16, 2007 and amended August 28, 2007, whereby the Company disclosed that it had arranged a private placement of an aggregate of 2,715,000 units in the capital stock of the Company to various investors at a price of $0.15 per unit, the Company is pleased to announce that it has now received regulatory acceptance of the private placement. Each unit consists of one common share and one warrant (the “Warrant”) each Warrant will enable the investor to purchase an additional share at an exercise price of $0.20 per share in the first year or at a price of $0.25 per share in the second year. The common shares forming part of the units are subject to a hold period expiring four (4) months from the date of issuance for the units, which hold period expires December 30, 2007.

The funds raised are to be used for this year’s exploration and drilling program on the Fish Creek claims, general corporate purposes and accounts payable.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:                   John Robertson - 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.